Exhibit 99.1

LORUS THERAPEUTICS INC.

Form 51-102F4
Business Acquisition Report

Item 1 - Identity of Company

1.1	Name and Address of Company:

Lorus Therapeutics Inc. (the “Company” or “New Lorus”)
2 Meridian Road
Toronto, Ontario, Canada
M9W 4Z7

1.2	Executive Officer:

The name, position and telephone number of an executive officer who is knowledgeable about the significant acquisition and this report is as follows:

Elizabeth Williams, Director of Finance and Acting Chief Financial Officer
Telephone: (416) 798-1200 ext 372

Item 2 - Details of Acquisition

2.1	Nature of Business Acquired:

On July 10, 2007 (the “Arrangement Date”), the Company completed a plan of arrangement and corporate reorganization (the “Arrangement”) with, among others, 4325231 Canada Inc., formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. (the “Investor”) and Pinnacle International Lands, Inc. (“Pinnacle”).  As a result of the Arrangement, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax assets and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries) were transferred, directly or indirectly, to the Company and/or its subsidiaries. The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same board of directors of Old Lorus as prior to the Arrangement Date.

2.2                          Date of Acquisition:

The Arrangement closed on July 10, 2007.

2.3                          Consideration:

As a result of the Arrangement, among other things, each common share of Old Lorus was exchanged for one common share of the Company  (the “Exchange”) and the assets (excluding certain future tax assets and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries) were transferred, directly or indirectly, to the Company and/or its subsidiaries.

In connection with the Arrangement and after the Exchange, the share capital of Old Lorus was reorganized into voting common shares and non-voting common shares and the Investor acquired from New Lorus and the Selling Shareholders (as defined below) approximately 41% of the voting common shares and all of the non-voting common shares by making an aggregate cash payment to New Lorus and the Selling Shareholders equal to approximately $8.5 million on closing of the transaction less an escrowed amount of $600,000, subject to certain post-closing adjustments and before transaction costs. The remaining 59% of the voting common shares of Old Lorus was distributed to the shareholders of Lorus who were not residents of the United States on a pro-rata basis, and shareholders of Lorus who were residents of the United States received a nominal cash payment in lieu of their pro-rata share of voting common shares of Old Lorus.

As a condition of the Arrangement, High Tech Beteiligungen GmbH & Co. KG (“High Tech”) and certain other shareholders of Old Lorus (together, the “Selling Shareholders”) agreed to sell to the Investor the voting common shares to be received by them under the Arrangement at the same price per share as was paid to shareholders who are residents of the United States.  The proceeds received by the Selling Shareholders was nominal.

Also as a condition of the Arrangement, The Erin Mills Investment Corporation (“TEMIC”), the holder of Old Lorus’ secured convertible debenture, agreed to vote in favour of the Arrangement subject to the repurchase by the Company of its outstanding three million common share purchase warrants at a purchase price of $252,000 upon closing of the Arrangement.

Further details concerning the Arrangement may be found on the SEDAR website at www.sedar.com, in the management information circular (the “Circular”) of Old Lorus dated May 25, 2007 forwarded to the securityholders of Old Lorus in connection with the special meeting of securityholders of Old Lorus to approve the Arrangement.

In addition, New Lorus and its subsidiaries agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties),  other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring (i) prior to, at or after the effective time of the Arrangement (the "Effective Time") and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time; (ii) prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and (iii) prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

2.4                          Effect on Financial Position:

The gross proceeds received by New Lorus from the sale of Old Lorus voting and non-voting common shares to the Investor were approximately $8.5 million with an amount of $600,000 held in escrow.  The Company’s cash position will increase by approximately $7.8 million before the amount paid in respect of the Warrant repurchase. Following the Arrangement, New Lorus and its subsidiaries have approximately $7.0 million of future tax benefits resulting from non-capital losses carried forward, and scientific research and experimental development expenditures and deductible temporary differences related to an intangible asset.  In light of the uncertainty regarding the Company’s ability to generate taxable income in the future, management is of the opinion that it is more likely than not that these future tax benefits will not be realized in the foreseeable future and hence, a full valuation allowance will be recorded against these future tax assets.

The business of the Company has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements of the Company will reflect the financial position, results of operations and cash flows as if it had always carried on the business formerly carried on by Old Lorus.

2.5                          Prior Valuations:

In connection with the Arrangement, Old Lorus engaged an independent third party, C/A Valuations Inc. (the “Valuator”), to provide an opinion as to the fair market value of Old Lorus’ intellectual property associated with its leading drug candidates (the “Subject Property”).  The Valuator completed its valuation of the Subject Property and reported its opinion to Old Lorus on December 11, 2006 (the “Prior Valuation”). The Prior Valuation ascribed a fair market value of US$33.1 million to the Subject Property as of November 30, 2006 (the “Valuation Date”).  This opinion was based on the scope of review described in the Prior Valuation and is subject to the restrictions, qualifications and assumptions contained therein.

A redacted copy of the Prior Valuation is available under Old Lorus’ SEDAR profile (4325231 Canada Inc.) at www.sedar.com and a more complete summary of the Prior Valuation can be found in the Management Proxy Circular.

The basis used by the Valuator in computing the fair market value of the Subject Property included: (i) an assessment of a stream of economic earnings or cash flows that can be properly attributed to the Subject Property during a finite future period; (ii) an assessment of an appropriate discount factor to be used to convert the future cash flow stream into a capital sum; and (iii) an assessment of the continuing or terminal value of the Subject Property, if any, at the end of the finite future period. This latter assessment is dependent on, among other things, the remaining useful life of the Subject Property and the extent to which the holder of the intellectual property can extend the economic life of the Subject Property through re-investment.

In completing the Prior Valuation, the Valuator relied upon certain management business case assumptions, which, among other things, established Old Lorus’ expectations regarding the expected level of economic earnings anticipated from each of Old Lorus’ leading drug candidates.  As a test of reasonableness, the Valuator compared its value assessment to the corresponding value the public markets ascribed to Old Lorus’ technology assets at the Valuation Date.

2.6                          Parties to Transaction:

The parties to the Arrangement were:

•	the Company

•	4325231 Canada Inc. (Old Lorus)

•	6707157 Canada Inc. (the Investor), an affiliate of Pinnacle International Lands, Inc.

•	Pinnacle International Lands, Inc.

•	GeneSense Technologies Inc., a subsidiary of the Company

•	NuChem Pharmaceuticals Inc., a subsidiary of the Company

•	High Tech Beteiligungen GmbH & Co. KG (a “Selling Shareholder”)

•	Technifund Inc. (a “Selling Shareholder”)

•	Herbert Abramson (a “Selling Shareholder”)

•	The Erin Mills Investment Corporation (“TEMIC”) (holder of the Company’s convertible debentures)

2.7                          Date of Report:

October 9, 2007

Item 3 - Financial Statements:

The following financial statements are incorporated by reference in this Business Acquisition Report:

1.
Audited financial statements of the Company for the period from incorporation, November 1, 2006, to May 31, 2007 which include as supplemental financial information the audited financial statements of Old Lorus for the year ended May 31, 2007.

In addition, the following unaudited pro forma consolidated financial statements are attached to this business acquisition report:

1.	Unaudited Pro Forma Consolidated balance sheet as at May 31, 2007.
2.	Unaudited Pro Forma Consolidated Statement of Loss for the year ended May 31, 2007.
3.	Notes to the Pro Forma Unaudited Consolidated Financial Statements.

LORUS THERAPEUTICS INC.
PRO FORMA CONSOLIDATED BALANCE SHEET

	As at	Pro forma	Pro forma	Pro forma	Pro forma
(amounts in 000's)	May 31, 2007	adjustment #1	adjustments #2	adjustments #3	Consolidated
(Canadian dollars)	(Unaudited)	(see note 3)	(see note 3)	(see note 3)

ASSETS
Cash and cash equivalents	$1	$1,405	$7,893	$(252)	$9,047
Marketable securities and other investments	-	7,265			7,265
Prepaid expenses and other assets	-	335	(4)	-	331
Funds Held in Escrow			600	-	600

Marketable securities and other investments	-	3,728			3,728
Fixed assets	-	503			503
Deferred financing charges	-	371			371
Deferred arrangement costs	-	1,262	(1,262)	-	-
Goodwill	-	606			606
	$1				$22,451

LIABILITIES
Accounts payable and accrued liabilities	$-	$1,104	$	$	$1,104
Liabiltity to repurchase warrants	-	252		(252)	-
Accrued liabilities	-	1,421			1,421
Income Taxes Payable			-		-
Secured convertible debentures	-	11,937			11,937
		-
SHAREHOLDERS' EQUITY
Common shares - voting	1	157,713			157,714
Equity portion of secured convertible debentures	-	3,814			3,814
Stock options	-	4,898			4,898
Contributed surplus	-	8,526			8,526
Warrants	-	-			-
	-
Deficit accumulated during development stage	-	(174,190)	7,227	-	(166,963)
	$1				$22,451

See accompanying notes to the unaudited pro forma financial statements

LORUS THERAPEUTICS INC.
PRO FORMA CONSOLIDATED STATEMENT OF LOSS

	As at	Pro forma	Pro forma	Pro forma	Pro forma
(amounts in 000's, except for per common share data)	May 31, 2007	adjustment #1	adjustments #2	adjustments #3	Consolidated
(Canadian dollars)	(Unaudited)	(see note 3)	(see note 3)	(see note 3)

Revenue	$-	$107	$	$	$107

Expenses
Cost of Sales	-	16			16
Research and development		3,384			3,384
General and administrative		3,848			3,848
Stock based compensation	-	503			503
Depreciation and amortization of fixed assets	-	402			402
	-				8,153
	$-				$(8,046)

Other Expenses (Income)
Interest on convertible debentures	$-	$1,050	$	$	$1,050
Accretion in carrrying value of convertible debentures	-	935			935
Amortization of deferred financing costs	-	110			110
Interest	-	(503)			(503)
	-				1,592
Loss for the period	-				(9,638)

Gain on sale of shares	-	-	7,227		7,227
Loss after extraordiary Item	$-				$(2,411)

Basic and diluted loss per common share					$0.01
Weighted average number of common shares
outstanding used in the calculation of
basic and diluted loss per share (in thousands)					204,860

See accompanying notes to the unaudited pro forma financial statements.

Lorus Therapeutics Inc.
Unaudited Pro Forma Notes to the Consolidated Financial Statements for the Year Ended May 31, 2007

The accompanying unaudited pro forma consolidated financial statements of Lorus Therapeutics Inc. (“New Lorus” or the “Company”), formerly 6650309 Canada Inc. for the period from incorporation, November 1, 2006 to May 31, 2007 have been prepared to give effect to the plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc., formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc. (the “Investor”) (the “Arrangement”) as at July 10, 2007 (the “Arrangement Date”).

1. Summary of the Arrangement:

On July 10, 2007, Old Lorus and the Company completed a plan of arrangement and corporate reorganization with 6707157 Canada Inc. and Pinnacle International Lands, Inc.  As part of the Arrangement, all of the assets and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it), with the exception of certain future tax assets were transferred, directly or indirectly, from Old Lorus to the Company.  Securityholders in Old Lorus exchanged their securities in Old Lorus for equivalent securities in New Lorus (the “Exchange”) and the board of directors and management of Old Lorus continued as the board of directors and management of New Lorus.  New Lorus obtained substitutional listings of its common shares on both the Toronto Stock Exchange and the American Stock Exchange.

As part of the Arrangement, the Company changed its name to Lorus Therapeutics Inc. and continued as a biopharmaceutical company, specializing in the research and development of pharmaceutical products and technologies for the management of cancer as a continuation of the business of Old Lorus.  Old Lorus subsequently changed its name to 4325231 Canada Inc.

In connection with the Arrangement and after the Exchange, the share capital of Old Lorus was reorganized into voting common shares and non-voting common shares and Investor acquired from New Lorus and Selling Shareholders (as defined below) approximately 41% of the voting common shares and all of the non-voting common shares of Old Lorus for a cash consideration of approximately $8.5 million on closing of the transaction less an escrowed amount of $600,000, subject to certain post-closing adjustments and before transaction costs.  The remaining 59% of the voting common shares of Old Lorus were distributed to the shareholders of New Lorus who were not residents of the United States on a pro-rata basis.  Shareholders of New Lorus who were residents of the United States received a nominal cash payment in lieu of their pro-rata share of voting common shares of Old Lorus.  After completion of the Arrangement, New Lorus is not related to Old Lorus.

As a condition of the Arrangement, High Tech Beteiligungen GmbH & Co. KG and certain other shareholders of Old Lorus (the “Selling Shareholders”) agreed to sell to Investor the voting common shares of Old Lorus to be received under the Arrangement at the same price per share as was paid to shareholders who are residents of the United States.  The proceeds received by the Selling Shareholders were nominal.

Also as a condition of the Arrangement, The Erin Mills Investment Corporation (“TEMIC”), the holder of Old Lorus’ secured convertible debenture agreed to vote in favour of the transaction subject to the repurchase by the Company of its outstanding three million common share purchase warrants at a purchase price of $252,000 upon closing of the Arrangement.

Following the Arrangement, New Lorus and its subsidiaries have approximately $7.0 million of unrecognized future tax benefits resulting from non-capital losses carried forward, scientific research and experimental development expenditures and deductible temporary differences relating to an intangible asset.  In light of the uncertainty regarding the Company's ability to generate taxable income in the future, management is of the opinion that it is more likely than not that these future tax assets will not be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these future tax assets.

In addition, New Lorus and its subsidiaries agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring (i) prior to, at or after the effective time of the Arrangement (the "Effective Time") and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time; (ii) prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and (iii) prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

2. Basis of Presentation and Going Concern Contingency

These unaudited pro forma consolidated balance sheet and unaudited pro forma statement of loss for the year ended May 31, 2007 have been prepared by management of the Company based on the audited financial statements of the Company as at May 31, 2007 and for the period from incorporation, November 1, 2006, to May 31, 2007 and the audited financial statements of Old Lorus as at and for the year ended May 31, 2007, and giving effect to:

•
the various transactions pursuant to the Arrangement and as further described in Note 3 to this unaudited pro forma consolidated financial statements for the year ended May 31, 2007 (pro forma adjustment #1);

•
The receipt of proceeds from the sale of all of the non-voting common shares and approximately 20% of the voting common shares of Old Lorus to Investor as further described in Note 3 to this unaudited pro forma consolidated financial statements for the year ended May 31, 2007 (pro forma adjustment #2);

•
The settlement of the liability for the repurchase of warrants, as further described in Note 3 to this unaudited pro forma consolidated financial statements for the year ended May 31, 2007 (pro forma adjustment #3).

The unaudited pro forma consolidated balance sheet has been prepared as of May 31, 2007 as if the above transactions had occurred as of that date.  The unaudited pro forma consolidated statement of loss for the year ended May 31, 2007 has been prepared as if the above transactions had occurred as of the beginning of the year ended May 31, 2007.

The business of the Company has been accounted for on a continuity of interest basis and accordingly, the unaudited pro forma consolidated financial statements of the Company reflect the financial position, results of operations and cash flows as if it had always carried on the business formerly carried on by Old Lorus.

In the opinion of Lorus’ management, the unaudited pro forma consolidated financial statements include all adjustments necessary for the fair presentation of the pro forma operating results in accordance with Canadian generally accepted accounting principles.

The accounting policies used in the presentation of the pro forma consolidated financial statements are in accordance with the audited financial statements of the Company and Old Lorus for the period and year ended May 31, 2007, respectively.  The unaudited pro forma consolidated financial statements should be read in conjunction with the audited financial statements of the Company and Old Lorus for the year ended May 31, 2007.

The unaudited pro forma consolidated financial statements loss are prepared for illustrative purposes only and may not be indicative of the operating results of Lorus that have occurred after the Arrangement Date.

The continuation of the research and development activities of the Company post reorganization, is dependent upon the Company’s ability to successfully finance its cash requirements through a combination of equity financing and payments from strategic partners.  The Company has no current sources of payments from strategic partners.  The Company will need to repay or refinance the secured convertible debentures it has acquired as part of the Arrangement on their maturity in October 2009, should the holder not choose to convert the debentures into common shares.  There can be no assurance that additional funding will be available at all or on acceptable terms to permit further clinical development of the Company’s products or to repay the convertible debentures on maturity.  If the Company is not able to raise additional funds, it may not be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.  The pro forma consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

3. Pro Forma Adjustments and Assumptions

Pro forma adjustment #1:
Pro forma adjustment #1 gives effect to the transfer of Old Lorus as a continuity of interests and the following transactions as set out in Article 3 of the Plan of Arrangement, as amended.  All capitalized terms and agreement references have the meaning ascribed to them in the Plan of Arrangement that can be viewed at www.SEDAR.com:

(1)           The Old Lorus Shareholders, holders of Old Lorus Options and holders of Old Lorus Warrants transferred their Old Lorus Shares, Old Lorus Options and Old Lorus Warrants, as applicable, to New Lorus in exchange for the issuance by New Lorus of shares (the “New Lorus Shares”), options (the “New Lorus Options”) and warrants (the “New Lorus Warrants” and, together with the New Lorus Shares and the New Lorus Options, the “New Lorus Securities”), respectively, having the same value, terms and conditions as the Old Lorus Shares, Old Lorus Options and Old Lorus Warrants;

(2)           See Pro forma adjustment #3, below;

(3)           Pursuant to the Debenture Assumption Agreement, New Lorus assumed Old Lorus’ obligation to pay TEMIC the $15,000,000 aggregate principal amount of the Old Lorus Debentures plus accrued and unpaid interest thereon in consideration for Old Lorus issuing a non-interest bearing promissory note to New Lorus for an amount equal to the amount owing under the Old Lorus Debentures (the “Old Lorus Note”).  The right of TEMIC under the Old Lorus Debentures to convert such debentures into Old Lorus Shares was exchanged for the right to convert such debentures into an equal number of New Lorus Shares;

(4)           Old Lorus surrendered to New Lorus for cancellation the initial New Lorus Share that was issued to Old Lorus upon the incorporation of New Lorus;

(5)           The articles of Old Lorus were amended to change its name to “4325231 Canada Inc.” or a name to be used for real estate development purposes;

(6)           The articles of New Lorus were amended to change its name to “Lorus Therapeutics Inc.”;

(7)           The articles of Old Lorus were amended to conform with the form of the amended articles agreed upon in writing by the parties to the Arrangement Agreement on or prior to the date of the Interim Order, such amendments to effect, among other things, a reorganization of the share capital of Old Lorus to create an unlimited number of Old Lorus Voting Shares and an unlimited number of Old Lorus Non-Voting Shares.  The Old Lorus Voting Shares and the Old Lorus Non-Voting Shares rank equally with respect to participation in dividends and the liquidation of Old Lorus;

(8)           As part of the reorganization of the share capital of Old Lorus, the Old Lorus Shares held by New Lorus were exchanged for 21,127,828 Old Lorus Voting Shares and 2,078,872,172 Old Lorus Non-Voting Shares, the Old Lorus Options were cancelled and a right to acquire Old Lorus Shares under the Old Lorus Share Purchase Plan became a right to acquire an equivalent number of New Lorus Shares under such plan;

(9)           Pursuant to the Tangible Business Assets Transfer Agreement, Old Lorus transferred the Tangible Business Assets to GeneSense in consideration for the issuance by GeneSense of one GeneSense Share to Old Lorus;

(10)           Pursuant to the Antisense Patent Assets Transfer Agreement, GeneSense transferred the Antisense Patent Assets to New Lorus in consideration for the issuance by New Lorus to GeneSense of a demand non-interest bearing promissory note in an amount equal to the fair market value of the Antisense Patent Assets (“New Lorus Note 1”);

(11)           Pursuant to the Virulizin and Small Molecule Patent Assets Transfer Agreement, Old Lorus transfered the Virulizin and Small Molecule Patent Assets to GeneSense in consideration for the issuance by GeneSense of one GeneSense Share to Old Lorus;

(12)           GeneSense  repaid its debt owing to Old Lorus in exchange for the issuance by GeneSense of one GeneSense Share to Old Lorus;

(13)           Pursuant to the Prepaid Expenses and Receivables Transfer Agreement, Old Lorus transferred the Prepaid Expenses and Receivables to GeneSense in exchange for the issuance by GeneSense of one GeneSense Share to Old Lorus;

(14)           Pursuant to the GeneSense Share Purchase Agreement, Old Lorus transferred all of the GeneSense Shares to New Lorus at a price equal to their fair market value in exchange for the assumption by New Lorus of Old Lorus’ remaining liabilities and transaction costs (other than the Old Lorus Note) and the issuance by New Lorus of a demand non-interest bearing promissory note to Old Lorus for an amount equal to the amount by which the purchase price for the GeneSense Shares exceeds the amount of Old Lorus’ liabilities assumed by New Lorus (“New Lorus Note 2”);

(15)           Pursuant to the NuChem Share Purchase Agreement, Old Lorus transferred all of the NuChem Shares held by it to New Lorus at a price equal to their fair market value in consideration for the issuance by New Lorus to Old Lorus of a demand, non-interest bearing promissory note in an amount equal to the purchase price for the NuChem Shares (“New Lorus Note 3”);

(16)           Old Lorus assigned all of its contractual obligations to New Lorus or its assignee and New Lorus or its assignee assumed such obligations;

(17)           New Lorus offered employment to all of the employees of Old Lorus and assumed all employment obligations related thereto;

(18)           New Lorus repaid the amount owing by New Lorus to Old Lorus under the New Lorus Note 2 and the New Lorus Note 3 by way of set off against the Old Lorus Note and the issuance to Old Lorus of a replacement non-interest bearing demand promissory note (the “New Lorus Replacement Note”) for an amount equal to the amount by which the aggregate amount owing by New Lorus under the New Lorus Note 2 and the New Lorus Note 3 exceeds the amount of the Old Lorus Note;

(19)           Old Lorus  reduced its stated capital by an amount equal to its remaining cash, cash equivalents, and short term and long term investments, less the amount required to fund the repurchase of Old Lorus Voting Shares described in Step (23), plus an amount equal to the amount of the New Lorus Replacement Note and distributed such property to New Lorus in satisfaction of the capital reduction amount;

(20)           Intentionally deleted;

(21)           See “Pro forma adjustment #2”, below;

(22)           The New Lorus Shares were approved for listing on the Toronto Stock Exchange and the American Stock Exchange subject to the fulfillment of the conditions set out in the applicable conditional approval letter;

(23)           New Lorus reduced its stated capital by an amount equal to the fair market value of its Old Lorus Voting Shares, determined based on the price per Old Lorus Voting Share paid by Investor in Step (21), above.  In satisfaction of the capital reduction, New Lorus: (i) in the case of shareholders of New Lorus who are not resident in the United States, distribute Old Lorus Voting Shares on a pro rata basis, disregarding fractions (provided such distribution effects a distribution of not less than 90% of the Old Lorus Voting Shares then owned by New Lorus); and (ii) in the case of shareholders of New Lorus who are resident in the United States, sell to Old Lorus for cash consideration New Lorus’ remaining Old Lorus Voting Shares (not to exceed 10% of the Old Lorus Voting Shares then owned by New Lorus) at the price per Old Lorus Voting Share paid by Investor at the Effective Time in Step (21) and distribute the proceeds of such sale to such shareholders who are resident in the United States on a pro rata basis, disregarding fractions, as the cash equivalent to the value of the Old Lorus Voting Shares otherwise distributable to them;

(24)                 Investor purchased all of the Old Lorus Voting Shares held by High Tech Beteiligungen GmbH & Co. KG, Technifund Inc. and Herbert Abramson (collectively, the “Lock-Up Holders”) at a fair market price determined based on the price per Old Lorus Voting Share paid at the Effective Time by the Investor in Step (21).

Pro forma adjustment #2:
Pro forma adjustment #2 gives effect to the net impact of the purchase of shares of Old Lorus by Investor pursuant to the Plan of Arrangement.

Pursuant to the Pinnacle Share Purchase Agreement, Investor purchased the Appropriate Number of the Old Lorus Voting Shares and all of the Old Lorus Non-Voting Shares from New Lorus in consideration of a cash payment equal to $0.0040775156 per Old Lorus Voting Share and $0.0040775156 per Old Lorus Non-Voting Share, subject to payment and adjustment in accordance with the Pinnacle Share Purchase Agreement and a holdback pursuant to the Escrow Agreement   (Step (21) from above).

In addition to the above, the Company wrote off the Deferred arrangement costs.

The transaction resulting in the gain on sale of shares amounting to approximately $7.2 million does not result in any taxes payable.

Pro forma adjustment #3:
Pro forma adjustment #3 gives effect to the following, pursuant to the Plan of Arrangement:

New Lorus repurchased the New Lorus Warrants from TEMIC pursuant to the Warrant Purchase Agreement (Step (2) from above).